Commission File Number 001-36708

CUSIP Number 91325V108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐  Transition Report on Form 10-Q

For the Transaction Period ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Uniti Group Inc.
Full Name of Registrant

Former Name if Applicable

10802 Executive Center Drive, Benton Building Suite 300
Address of Principal Executive Office (Street and number)

Little Rock, Arkansas 72211
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Uniti Group Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2019 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below. As previously disclosed, Windstream Holdings, Inc. (together with its direct and indirect subsidiaries, “Windstream”), the Company’s largest tenant, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the U.S. in early 2019. The impact of Windstream’s bankruptcy on the Company has been far-ranging. On March 2, 2020, the Company and Windstream reached an agreement in principle (the “Settlement”) to resolve any and all claims and causes of action that have been or may be asserted against Uniti by Windstream, including all litigation brought by Windstream and certain of its creditors in the context of Windstream’s bankruptcy. As of the prescribed time for filing the Annual Report, the Company continues to complete testing of its internal control over financial reporting and to finalize the disclosures within the Annual Report. As a result of the foregoing, the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), has not yet finished its audit procedures with respect to the Company’s consolidated financial statements. The Company believes that it will file the Annual Report on or before the fifteenth calendar day following the prescribed due date.

Notwithstanding the Company’s entry into the Settlement, given the substantial conditions described in the Company’s Current Report on Form 8-K filed on March 2, 2020 that must be satisfied before the Settlement becomes effective, based on currently available information as of the date of this Form 12b-25, the Company expects that its financial statements for the fiscal year ended December 31, 2019 will indicate that there is substantial doubt as to the Company’s ability to continue as a going concern. As previously disclosed in the Company’s Current Report on Form 8-K filed on February 10, 2020, the Company received a waiver from the lenders to its senior secured credit facilities waiving the event of default that would have arisen as a result of the going concern statement in the Company’s 2019 audited financial statements. In addition, based on currently available information, the Company expects to report a material weakness in the effectiveness of its internal control over financial reporting related to the accounting of asset acquisitions, specifically around the identification and valuation of the acquired assets and expects its internal control over financial reporting and disclosure controls and procedures will be ineffective as of December 31, 2019. The material weakness has not resulted in any material misstatements or omissions in previously reported consolidated financial statements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel L Heard Executive Vice President – General Counsel and Secretary	(501)	850-0820
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).	☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes ☐ No

The Company’s preliminary unaudited results for the fiscal year ended December 31, 2019 compared to December 31, 2018 are as follows:

	Year Ended December 31,
($ in thousands, except per share data)	2019	2018
Statement of Income Data:
Total revenues	$1,057,611	$1,017,634
Net income attributable to common shareholders	$8,384	$7,989
Basic earnings per common share	$0.04	$0.05
Diluted earnings per common share	$0.04	$0.04

The Company expects to report total revenues of approximately $1,057.6 million for the year ended December 31, 2019 compared to total revenues of $1,017.6 million for the year ended December 31, 2018. The approximately $40.0 million increase in total revenues is primarily attributable to the Company’s Fiber Infrastructure segment and the timing of the Company’s acquisition of Information Transport Solutions, Inc. that occurred on October 19, 2018, which contributed revenues of $36.7 million during the year ended December 31, 2019 as compared to $8.9 million of revenues from the date of acquisition to December 31, 2018. The Company expects to report net income attributable to common shareholders of approximately $8.4 million for the year ended December 31, 2019 compared to net income attributable to common shareholders of approximately $8.0 million for the year ended December 31, 2018. The increase in net income attributable to common shareholders is attributable to the $40.0 million increase in revenues, offset by increases in operating expense of $23.0 million, general and administrative expense of $17.7 million and interest expense related to increased borrowing costs of $70.5 million. In addition, for the year ended December 31, 2019, we benefitted from $28.9 million of pre-tax gains on the sale of real estate and an increase in other income of $27.0 million over amounts reported for the year ended December 31, 2018. These figures are preliminary, unaudited and subject to change pending the filing of the Company’s Annual Report and are prepared in accordance with the United States of America generally accepted accounting principles.

Uniti Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2020	By:	/s/ Daniel L. Heard
Name: Daniel L. Heard
Title: Executive Vice President – General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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